September 7, 2004


via U.S. mail and facsimile

Mr. Gregory J. Rau
President and Chief Executive Officer
111 South Rohlwing Road
Addison, Illinois 60101


	Re:	Minuteman International, Inc.
		PREM14A filed August 5, 2004
		File No.  000-15582

		Schedule 13E-3 filed August 5, 2004
		File No. 005-39423


Dear Mr. Rau:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.


Preliminary Proxy:
1. Please state the consideration of $13.75 per share in item 1 of the proxy card.
2. We note that in item 2 of the proxy card, you solicit permission to vote shares to adjourn or postpone a meeting in order to solicit additional proxies. As Hako appears to own sufficient shares to approve the transaction, it is unclear why you are soliciting this vote. Please revise to remove this item, or provide an explanation in your proxy statement why you are soliciting a vote on this matter.

Closing Comments

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct questions to Tamara Brightwell at (202) 824-
5221
or Chris Edwards at (202) 942-2842. In this regard, please do not hesitate to contact me at (202) 942-1950.



								Sincerely,



								Pamela A. Long
								Assistant Director

cc:	John F. Cox
	Jenner & Block LLP
	One IBM Plaza
	Chicago, Illinois 60611-7603

	Patrick J. Maloney, Esq.
	Bell, Boyd & Lloyd LLC
	70 West Madison Street, Suite 3100
	Chicago, Illinois 60602
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Mr. Gregory J. Rau
Minuteman International, Inc.
September 7, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE